RREEF America, L.L.C,
STOCKS REQUIRING "13g" REPORTING
March 31, 2001

Percentage: 	5.00

						     Shares		Reporting	Quantity
Stocks					     Outstanding*	Level*	Managing*

MACK CALI REALTY CORP COM			56925		2846		3530
CHELSEA PROPERTY GROUP INC			16075		 804		2191
FEDERAL REALTY INVT TR SH BEN INT NEW	39574		1979		2781
GENERAL GROWTH PPTYS COM			52374		2619		2623
HIGHWOODS PPTYS INC COM				58416		2921		5551
PHILLIPS INTERNATIONAL				 7340		 367		 417

* Quantities are expressed in units of thousands.